FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company:

Baytex Energy Corp. ("Baytex")
2800, 520 – 3rd Avenue SW
Calgary, Alberta  T2P 0R3

2.	Date of Material Change:

December 31, 2010

3.	News Release:

Press release issued on January 3, 2011 by New Baytex and disseminated through the facilities of Marketwire.

4.	Summary of Material Change:

Baytex announced that it has completed the previously announced plan of arrangement under the Business Corporations Act (Alberta) (the "Arrangement") pursuant to which Baytex Energy Trust (the "Trust") converted from an income trust to a corporation.  Under the Arrangement, the trust units of the Trust have been exchanged for common shares of Baytex on a one-for-one basis.

Unitholders who hold their trust units through a broker, investment dealer, bank, trust company or other intermediary should contact the party holding their trust units to confirm that they will be exchanging their trust units for common shares.

Unitholders who hold their trust units in registered form (i.e., they have a physical unit certificate evidencing their ownership) should complete and return a letter of transmittal along with their unit certificates to Valiant Trust Company.  A copy of the letter of transmittal was mailed with the information circular and proxy statement for the special meeting of unitholders and can be obtained on Baytex’s website www.baytex.ab.ca.

In addition, as part of the Arrangement, the Trust was dissolved and Baytex assumed all of the existing obligations of the Trust, including the Trust's outstanding 9.15% Series A Debentures due August 26, 2016.

5.	Full Description of Material Change:

See Item #4 above.

6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102:

N/A

7.	Omitted Information:

N/A

8.	Executive Officer:

For further information, please contact

Anthony Marino
President and Chief Executive Officer
Baytex Energy Corp.

Telephone:  (587) 952-3100
                Fax:  (587) 952-3001

9.	Date of Report:

January 6, 2011